NEWS RELEASE
                                        FOR IMMEDIATE RELEASE

                                        For further information call:

                                        Phil Darby
                                        Krupp Funds Group
                                        1-800-25-KRUPP


                        KRF3 ACQUISITION COMPANY, L.L.C.
                            EXTENDS CASH TENDER OFFER
                   FOR UNITS OF KRUPP REALTY FUND, LTD. - III
                     UNTIL 12:00 MIDNIGHT NEW YORK CITY TIME
                            ON FRIDAY, JUNE 18, 1999
                        AND WAIVES THE MINIMUM CONDITION



         Boston, MA - June 11, 1999 - KRF3 Acquisition Company, L.L.C. (the "Purchaser") announced today that the tender offer for all of the issued and outstanding investor limited partnership interests (the "Units") of Krupp Realty Fund, Ltd. - III at a price of $550.00 per Unit, net to the seller in cash less Partnership distributions made after May 14, 1999, has been extended until 12:00 midnight, New York City time, on Friday, June 18, 1999. The tender offer was originally scheduled to expire at 12:00 midnight, New York City time, on Friday, June 11, 1999. Unitholders have the right to withdraw their acceptance of the tender offer, in whole or in part, at any time prior to the current scheduled expiration date of the offer (i.e. 12:00 midnight, New York City time, on Friday, June 18, 1998). The Purchaser has reserved the right to extend the tender offer beyond the Friday, June 18, 1999 expiration date, but has not indicated an intent to do so.

         The Purchaser also announced that the tender offer has been amended to waive the minimum condition. The obligation of the Purchaser to consummate the tender offer was originally conditioned upon a majority of the total outstanding Units being tendered by holders. The offer, as amended, now has no minimum condition. Holders of Units who have already accepted the tender offer, but whose willingness to accept is affected by the minimum condition having been waived may withdraw their acceptances.

         With the exception of the waiver of the minimum condition, the terms of the extended offer are identical to those in the original tender offer contained in the tender offer materials filed with the Securities and Exchange Commission on May 14, 1999 and supplemented in subsequent filings with the Securities and Exchange Commission.

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         The Purchaser is distributing a supplement (the "Supplement") to the offer to purchase, dated May 14, 1999 (as previously supplemented by the Supplement dated May 14, 1999), which amends and supplements the offer to purchase. The Supplement contains important information that should be read by all holders of Units.

         By 9:00 a.m. on June 11, 1999, New York City time, valid acceptances of the offer had been received in respect of 7,862.5 Units representing approximately 31.45 percent of Units.